UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CryptoLogic Limited
(Name of Subject Corporation (issuer))

Amaya Gaming Group Inc. (offeror)
(Name of Filing Persons (identify status as offeror, issuer or other person))

Common Shares, No Par Value
(Title of Class of Securities)

228906103
(CUSIP Number of Class of Securities)

Amaya Gaming Group Inc.
Attention: President and Chief Executive Officer
7600 TransCanada Hwy
Pointe-Claire, Quebec, Canada
H9R 1C8
(514) 744-3122
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Christopher W. Morgan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario M5K 1J5
(416) 777-4700

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	N/A
	Form or Registration No.:	N/A
	Filing Party:	N/A
	Date Filed:	N/A
☑	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer
☑	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

2 February 2012

RECOMMENDED CASH OFFER FOR

CRYPTOLOGIC LIMITED

BY

AMAYA GAMING GROUP INC.

Further to the announcement of 15 December 2011 (the "Possible Offer Announcement") and to the announcement of 12 January 2012, the boards of Amaya Gaming Group Inc. (“Amaya"), and CryptoLogic Limited ("CryptoLogic") are pleased to announce that they have agreed the terms of a recommended cash offer to be made by Amaya for the entire issued and to be issued ordinary share capital of CryptoLogic (the "Offer") to the extent that such ordinary shares are not already owned by Amaya.

Unless otherwise defined in this summary, capitalised terms used but not defined have the meanings set out in Appendix III to the full text of the Announcement. Any reference to the “issued share capital of CryptoLogic” assumes the exchange of all of the outstanding exchangeable shares (“Exchangeable Shares”) of CryptoLogic Exchange Corporation (“CEC”), in accordance with their terms, for CryptoLogic Shares.

Summary and highlights

•
Under the terms of the Offer, CryptoLogic Shareholders will receive US$2.535 in cash for each CryptoLogic Share (the “Offer Price”). The Offer Price represents a premium of approximately 55 per cent. to the closing price of US$1.64 per CryptoLogic Share on NASDAQ on 14 December 2011, being the last Business Day prior to the date of the Possible Offer Announcement.

•
The Offer Price represents a premium of 56 per cent. and 105 per cent. to the closing price per CryptoLogic Share on the Toronto Stock Exchange (“TSX”) and the London Stock Exchange, respectively, on 14 December 2011, being the last Business Day prior to the date of the Possible Offer Announcement using exchange rates of US$0.9642 to C$1.00 and US$1.5486 to £1.00.

•	The Offer values the issued share capital of CryptoLogic, including CryptoLogic Shares issuable upon the exercise of CryptoLogic Options, at US$35,817,144.
•	Amaya holds 971,629 CryptoLogic Shares representing approximately 7 per cent. of the issued share capital of CryptoLogic at the date of the Announcement (the “Amaya Shares”).
•
A currency exchange facility will be made available to CryptoLogic Shareholders under which they will be able to elect to receive their consideration in Canadian dollars or pounds sterling at the applicable Bloomberg Rate on the latest reasonably practicable date for fixing such rate prior to the relevant payment date. No commission will be charged for using this facility.
•
Amaya has received irrevocable undertakings to accept the Offer from certain CryptoLogic Shareholders outside the United States in respect of, in aggregate, 1,954,421 CryptoLogic Shares which they hold, representing approximately 14.14 per cent. of the issued share capital of CryptoLogic at the date of this Announcement.

•
The CryptoLogic Board, which has been so advised by Deloitte Corporate Finance, consider the terms of the Offer to be fair and reasonable. In providing advice to the CryptoLogic Board, Deloitte Corporate Finance has taken into account the commercial assessments of the CryptoLogic Board.

•
The CryptoLogic Board has unanimously determined that the Offer is fair and reasonable and in the best interests of CryptoLogic. Accordingly, the CryptoLogic Board intends to unanimously recommend that CryptoLogic Shareholders accept the Offer, as those CryptoLogic Directors who hold an interest in CryptoLogic Shares have irrevocably undertaken to do (or procure to be done) in respect of their own entire beneficial holdings comprising, in aggregate, 11,000 CryptoLogic Shares (representing, in aggregate, approximately 0.08 per cent. of the issued share capital of CryptoLogic at the date of this Announcement). These irrevocable undertakings will remain binding in the event of a competing offer being made for CryptoLogic and will only cease to be binding in the event that the Offer Document is not published within 28 days of the Announcement or if the Offer lapses or is withdrawn.

•
Subject to the Offer being declared wholly unconditional and to applicable law and regulation, Amaya intends to procure that CryptoLogic applies to the appropriate regulators to cancel the listing of, the trading of and to delist (as applicable) the CryptoLogic Shares from the Official List, the Main Market, the TSX and NASDAQ.

•
Subject to receiving acceptances or otherwise acquiring or contracting to acquire 90 per cent. or more in value of all the CryptoLogic Shares to which the Offer relates and of the voting rights of those CryptoLogic Shares, Amaya intends to exercise its rights under the Companies Law (Guernsey) and/or CryptoLogic’s Memorandum and Articles to compulsorily acquire any remaining CryptoLogic Shares on the same terms as the Offer.

•
Working alongside Amaya, CryptoLogic and CEC will make arrangements with Equity Financial Trust Company, the Canadian transfer agent of CryptoLogic and CEC, to allow Exchangeable Shareholders to provide: (i) a notice of conditional exchange (retraction) to CEC in respect of their Exchangeable Shares; and (ii) anticipatory instructions to tender any CryptoLogic Shares issued upon the conditional exchange (retraction) of Exchangeable Shares to the Offer. A conditional exchange (retraction) of Exchangeable Shares will be effective only upon the Offer becoming wholly unconditional. The Offer Price represents a premium of approximately 72 per cent. to the closing price per Exchangeable Share on the TSX on 14 December 2011, being the last Business Day prior to the date of the Possible Offer Announcement using an exchange rate of US$0.9642 to C$1.00.

•
Amaya is engaged in the design, development, manufacturing, distribution and sale of technology based gaming solutions for the regulated gaming industry worldwide. Its common shares are listed on the TSX Venture Exchange.

•	CryptoLogic offers an extensive range of internet gaming solutions in multiple currencies and languages and provides e-cash management, marketing support and 24/7 customer care.
•	The Offer will be conditional on, amongst other things, acceptances being received in respect of shares representing more than 50 per cent. of the issued share capital of CryptoLogic.
•
The Offer Document, the Form of Acceptance and any other documents required by applicable law, will be posted to CryptoLogic Shareholders and, for information only, to Exchangeable Shareholders and CryptoLogic Option Holders as soon as practicable and in any event is expected to be posted by no later than 1 March 2012, unless otherwise agreed by the Panel. Exchangeable Shareholders will also receive additional information regarding the provision of notices of conditional exchange (retraction) and anticipatory instructions to tender.

Commenting on the Offer, David Baazov, President and CEO of Amaya said:

“We believe we share many of the same fundamental values and business philosophies as CryptoLogic and we are excited about the opportunity to work in partnership with its management and employees. We are also excited about the opportunity to integrate CryptoLogic’s expertise, capabilities and relationships with our existing worldwide operations. We look forward to completing the acquisition of CryptoLogic as another important step in our international expansion strategy to deliver leading edge gaming solutions to our expanding global client base of regulated gaming operators and governments.”

Commenting on the Offer, David Gavagan, Chairman and Interim CEO of CryptoLogic said:

“The CryptoLogic Board is pleased to have agreed terms with Amaya. We consider that the Offer represents an attractive premium to the share price of CryptoLogic prior to the announcement of a possible offer by Amaya in December 2011.”

This summary should be read in conjunction with, and is subject to, the full text of the following Announcement and the appendices to it. The Offer will be made subject to the conditions and certain further terms which are set out in Appendix I to this Announcement and the full conditions and further terms to be set out in the Offer Document and (in respect of CryptoLogic Shares held in certificated form) in the Form of Acceptance. Certain capitalised terms used in this Announcement are defined in Appendix III.

Enquiries

Amaya:

David Baazov, President and CEO	Tel: +1 514 744 3122
Daniel Sebag, CFO

Canaccord Genuity (Financial Adviser to Amaya):

Rory O’Sullivan / Kit Stephenson	Tel: +44 (0)207 050 6500
Neil Johnson	Tel: +1 416 869 7224

CryptoLogic:

David Gavagan, Chairman and Interim CEO	Tel: +353 (0)1 234 0400
Huw Spiers, Group CFO and Group Head of Operations

Deloitte Corporate Finance (Financial Adviser to CryptoLogic):

Jonathan Hinton	Tel: +44 (0)207 936 3000
David Smith

Luther Pendragon (PR adviser to CryptoLogic):

Neil Thapar	Tel: +44 (0)20 7618 9100
Alexis Gore

A copy of the Announcement and the irrevocable undertakings will be published on Amaya’s website at www.amayagaming.com/cryptologic and on CryptoLogic's website at http://offer.cryptologic.com by no later than 12.00 noon London time (7.00 a.m. Toronto time) on 3 February 2012.

Further information

Appendix I sets out the conditions and certain further terms of the Offer.

Appendix II contains the sources and bases of certain information used in this summary and the following Announcement.

Appendix III contains definitions of certain terms used in this summary and the following Announcement.

Important Notice

Canaccord Genuity, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for Amaya and no one else in connection with the Offer and other matters referred to in this Announcement and will not be responsible to any person other than Amaya for providing the protections afforded to clients of Canaccord Genuity nor for giving advice in relation to the Offer or any other matter or arrangement referred to in this Announcement.

Deloitte Corporate Finance is acting exclusively for CryptoLogic and no one else in connection with the Offer and other matters referred to in this Announcement and will not be responsible to any person other than CryptoLogic for providing the protections afforded to clients of Deloitte Corporate Finance nor for giving advice in relation to the Offer or any other matter or arrangement referred to in this Announcement. Deloitte Corporate Finance is a division of Deloitte LLP, which is authorised and regulated in the United Kingdom by the FSA in respect of regulated activities.

This Announcement, although required under the Code, is for information purposes only and is not intended to and does not constitute, or form any part of, an offer to sell or an invitation to subscribe for or purchase any securities or the solicitation of an offer to purchase or subscribe for any securities in any jurisdiction pursuant to the Offer or otherwise. The Offer will be made solely through the Offer Document, the Form of Acceptance and any other documents required by applicable law, which will contain the full terms and conditions of the Offer (including details on how to accept the Offer). Any response in relation to the Offer should be made only on the basis of the information contained in the Offer Document, the Form of Acceptance or any other document by which the Offer is made. CryptoLogic Shareholders are advised to read carefully the formal documentation in relation to the Offer once it has been despatched. The summary and the Announcement do not constitute a prospectus or prospectus equivalent document.

The statements contained in this Announcement are made as at the date of this Announcement, unless some other time is specified in relation to them, and publication of this Announcement shall not give rise to any implication that there has been no change in the facts set forth in this Announcement since such date. Nothing contained in this Announcement shall be deemed to be a forecast, projection or estimate of the future financial performance of Amaya or the Amaya Group or CryptoLogic or the CryptoLogic Group except where otherwise stated.

This Announcement has been prepared for the purpose of complying with the Code, the laws of Guernsey, Canadian securities laws, and United States securities laws and the information disclosed is not the same as would have been disclosed if this Announcement had been prepared in accordance with the laws outside such jurisdictions. Unless otherwise determined by Amaya or required by the Code and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation, by means of telephone, facsimile, telex, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facilities of a securities exchange of, any Restricted Jurisdiction, and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within any Restricted Jurisdiction. Accordingly, unless otherwise determined by Amaya or required by the Code and permitted by applicable law and regulation, copies of this Announcement and any other related document are not being, and must not be, directly or indirectly, mailed or otherwise distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions as doing so may make invalid any purported acceptance of the Offer by persons in any such jurisdiction.

The availability of the Offer to persons not resident in the United Kingdom, Guernsey, Canada and the United States may be affected by the laws of the relevant jurisdiction. Persons who are subject to the laws of any jurisdiction other than the United Kingdom, Guernsey, Canada and the United States should obtain professional advice and observe any applicable requirements.

Dealing Disclosure Requirements

Under Rule 8.3(a) of the Code, any person who is interested in one per cent. or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the Offer Period and, if later, following the announcement in which any paper offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm on the 10th Business Day following the commencement of the Offer Period and, if appropriate, by no later than 3.30 pm on the 10th Business Day following the announcement in which any paper offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in one per cent. or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the Offer Period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Opening Position Disclosure

Amaya has made an Opening Position Disclosure setting out the details required to be disclosed by it under Rule 8.1(a) of the Code.

Market Purchases

To the extent permitted by applicable law and regulation in the UK, Guernsey, Canada and the United States, Amaya or its nominees or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, CryptoLogic Shares outside the United States, other than pursuant to the Offer, during the Offer Period. These purchases may occur only in the open market at prevailing prices and otherwise in accordance with applicable law. Any information about such purchases will be disclosed as required under applicable law.

Cautionary Note Regarding Forward-Looking Statements

This Announcement may contain certain forward-looking statements with respect to the financial condition, results of operations and business of CryptoLogic or Amaya or the CryptoLogic Group and certain plans and objectives of the CryptoLogic Board and the Amaya Board. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "will", "may", "should", "would", "could" or other words of similar meaning. These statements are based on assumptions and assessments made by the CryptoLogic Board and the Amaya Board in the light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty and the factors described in the context of such forward-looking statements in this Announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These forward-looking statements are not guarantees of future financial performance. Except as expressly provided in this Announcement, they have not been reviewed by the auditors of CryptoLogic or Amaya. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements including that there can be no certainty that the conditions to the Offer will be satisfied or where permitted waived. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. All subsequent oral or written forward-looking statements attributable to CryptoLogic or Amaya or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above.

Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Announcement. CryptoLogic and Amaya assume no obligation to update or correct the information contained in this Announcement except as required by applicable law or regulation.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of any member of the Amaya Group or the CryptoLogic Group following completion of the Offer unless otherwise stated.

Overseas CryptoLogic Shareholders

Unless otherwise determined by Amaya or required by the Code, and permitted by applicable law and regulation, the Offer will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may accept the Offer by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this Announcement and all documents relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this Announcement and all documents relating to the Offer (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

The availability of the Offer to CryptoLogic Shareholders who are not resident in the United Kingdom, Guernsey, Canada or the United States may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom, Guernsey, Canada or the United States should inform themselves of, and observe, any applicable requirements.

Notice to US investors

The Offer is for the securities of a company organised under the laws of Guernsey and is subject to the procedure and disclosure requirements of the United Kingdom, Guernsey and Canada, which are different from those of the United States. The Offer is being made in the United States pursuant to Sections 14(d) and 14(e) of, and Regulations 14D and 14E under, the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), subject to the exemptions provided by Rule 14d-1(d) under the Exchange Act, and otherwise in accordance with the requirements of the Code. Accordingly, the Offer is subject to disclosure and other procedural requirements, including with respect to market purchases, withdrawal rights, the offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and laws.

This Announcement is for informational purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. This Announcement also does not constitute a Solicitation/ Recommendation Statement under the rules and regulations of the SEC. The Offer will be made solely by means of an Offer Document, the Form of Acceptance accompanying the Offer Document and any other documents required by applicable law, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, Amaya will file with the SEC a Tender Offer Statement on Schedule TO containing the Offer Document and other related documentation and CryptoLogic will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 on or about the date the Offer Document is mailed to CryptoLogic Shareholders.

Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by Amaya or CryptoLogic in connection with this Offer will be available on the SEC’s website at http://www.sec.gov from the date the Offer Document is mailed to CryptoLogic Shareholders. The Offer Document, Form of Acceptance accompanying the Offer Document and any other documents required by applicable law will be made available to all CryptoLogic Shareholders, Exchangeable Shareholders and CryptoLogic Option Holders at no charge to them. CryptoLogic Shareholders are advised to read the Offer Document and the accompanying Form of Acceptance when they receive them because they will contain important information. CryptoLogic Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.

To the extent permitted by applicable law, in accordance with, and to the extent permitted by, the Code and normal UK market practice and Rule 14e-5 under the Exchange Act, subject to the exemptions provided by Rule 14d-1(d) under the Exchange Act, Amaya or its nominees or brokers (acting as agents) or their respective affiliates may from time to time make certain purchases of, or arrangements to purchase, CryptoLogic Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about any such purchases will be publicly disclosed in accordance with applicable law in the United Kingdom and the United States.

Each US shareholder of CryptoLogic Shares is urged to consult with his independent professional adviser regarding any acceptance of the Offer.

No offer to acquire securities or to exchange securities for other securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of any country in which such offer may not be made other than: (i) in accordance with the securities laws of such country, or (ii) pursuant to an available exemption from such requirements.

It may be difficult for US holders of CryptoLogic securities to enforce their rights under and any claim arising out of the US federal securities laws, since Amaya and CryptoLogic are located outside of the United States, and some or all of their officers and directors may be resident outside of the United States.  US holders of CryptoLogic securities may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws.

Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

Publication on Website and Availability of Hard Copies

A copy of this Announcement and copies of irrevocable undertakings will be available free of charge, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on Amaya’s website at www.amayagaming.com/cryptologic and on CryptoLogic's website at http://offer.cryptologic.com by no later than 12.00 noon London time (7.00 a.m. Toronto time) on 3 February 2012. For the avoidance of doubt, neither the content of the websites referred to in this Announcement nor the content of any website accessible from hyperlinks on such websites is incorporated into or forms part of this Announcement.

You may request a hard copy of this Announcement (and any information incorporated by reference in this Announcement) by contacting Canaccord during business hours on +44 (0)207 050 6500 or by submitting a request in writing to Canaccord at Cardinal Place, 80 Victoria Street, 7th Floor, London, SW1E 5JL, United Kingdom. It is important for you to note that unless you make such a request, a hard copy of this Announcement and any such information incorporated by reference in it will not be sent to you. You may also request that all future documents, announcements and information to be sent to you in relation to the Offer should be in hard copy form.

Information relating to CryptoLogic Shareholders

Please be aware that addresses, electronic addresses and certain other information provided by CryptoLogic Shareholders, persons with information rights and other relevant persons for the receipt of communications from CryptoLogic may be provided to Amaya during the Offer Period as required under Section 4 of Appendix IV of the Code.

Number of Relevant Securities in Issue

In accordance with Rule 2.10 of the Code, CryptoLogic confirms that it has 12,977,440 CryptoLogic Shares in issue, listed on the Official List and admitted to trading on the Main Market of the London Stock Exchange (CRP), on the TSX (CRY) and on NASDAQ (CRYP). The ISIN reference for these securities is GG00B1W7FC20. CryptoLogic further confirms that it has one Special Voting Share in issue, pursuant to which holders of the Exchangeable Shares are entitled to exercise certain voting rights in and entitled to receive dividends from CryptoLogic (see below).

In addition, CEC, an indirect subsidiary of CryptoLogic has 841,611 Exchangeable Shares in issue admitted to trading on the TSX (CXY). The Exchangeable Shares are, as nearly as practicable, the economic equivalent of CryptoLogic Shares, participating equally in voting and dividends with CryptoLogic Shares. No additional Exchangeable Shares have been or will be issued. The Exchangeable Shares are not registered under the Exchange Act.

IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK YOUR OWN PERSONAL FINANCIAL ADVICE IMMEDIATELY FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR INDEPENDENT FINANCIAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKET ACT 2000 (AS AMENDED) IF YOU ARE RESIDENT IN THE UNITED KINGDOM OR, IF NOT, FROM ANOTHER APPROPRIATELY AUTHORISED INDEPENDENT FINANCIAL ADVISER.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

2 February 2012

RECOMMENDED CASH OFFER FOR

CRYPTOLOGIC LIMITED

BY

AMAYA GAMING GROUP INC.

1.	Introduction

Further to the announcement of 15 December 2011 (the " Possible Offer Announcement") and to the announcement of 12 January 2012, the boards of Amaya Gaming Group Inc. (“Amaya"), and CryptoLogic Limited ("CryptoLogic") are pleased to announce that they have agreed the terms of a recommended cash offer to be made by Amaya for the entire issued and to be issued ordinary share capital of CryptoLogic (the "Offer") to the extent that such ordinary shares are not already owned by Amaya.

Unless otherwise defined in this Announcement, capitalised terms used but not defined have the meanings set out in Appendix III to this Announcement. Any reference to the “issued share capital of CryptoLogic” assumes the exchange of all of the outstanding exchangeable shares (“Exchangeable Shares”) of CryptoLogic Exchange Corporation (“CEC”), in accordance with their terms, for CryptoLogic Shares.

2.	The Offer

The Offer, which will be on the terms and subject to the conditions set out in Appendix I to this Announcement and in the Offer Document when issued and, in respect of CryptoLogic Shares held in certificated form, in the Form of Acceptance, will be made by Amaya on the basis of US$2.535 in cash for each issued and to be issued CryptoLogic Share.

The consideration of US$2.535 in cash for each such CryptoLogic Share represents a premium of approximately:

•	55 per cent. to the closing price of US$1.64 per CryptoLogic Share on NASDAQ on 14 December 2011, being the last Business Day prior to the date of the Possible Offer Announcement; and
•	59 per cent. to the volume weighted average closing price of approximately US$1.59 per CryptoLogic Share on NASDAQ for the 20 days prior to the date of the Possible Offer Announcement.

The Offer Price represents a premium of 56 per cent. and 105 per cent. to the closing price per CryptoLogic Share on the TSX and the London Stock Exchange, respectively, on 14 December 2011, being the last Business Day prior to the date of the Possible Offer Announcement using exchange rates of US$0.9642 to C$1.00 and US$1.5486 to £1.00.

A currency exchange facility will be made available to CryptoLogic Shareholders under which they will be able to elect to receive their consideration in Canadian dollars or pounds sterling at the applicable Bloomberg Rate on the latest reasonably practicable date for fixing such rate prior to the relevant payment date. No commission will be charged for using this facility.

Full details of the conditions and certain further terms to which the Offer is subject are set out in Appendix I of this Announcement.

The Offer values the issued share capital of CryptoLogic, including CryptoLogic Shares issuable upon the exercise of CryptoLogic Options, at US$35,817,144.

The Offer will be extended, subject to its terms and conditions, to all the CryptoLogic Shares which are unconditionally allotted or issued on the date on which the Offer is made and to such further CryptoLogic Shares (if any) unconditionally issued at or prior to the Record Date. The Offer will not be made in respect of the 971,629 CryptoLogic Shares already held by Amaya, representing approximately 7 per cent. of the issued share capital of CryptoLogic at the date of this Announcement.

Pursuant to the Offer, the CryptoLogic Shares will be acquired on the basis that: (i) the disposing party has the right to dispose thereof; (ii) the disposing party will do all it reasonably can to give the title it purports to give; (iii) they are whole; (iv) they are fully paid; and (v) they are free from all liens, charges, equitable interests, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature and together with all rights now or hereafter attaching or accruing to them, including, without limitation, voting rights and the right to receive and retain in full all dividends and other distributions (if any), announced, declared, made or paid on or after the date of this Announcement.

3.	Recommendation

The CryptoLogic Board, which has been so advised by Deloitte Corporate Finance, considers the terms of the Offer to be fair and reasonable. In providing advice to the CryptoLogic Board, Deloitte Corporate Finance has taken into account the commercial assessments of the CryptoLogic Board.

Accordingly, the CryptoLogic Board intends to unanimously recommend that CryptoLogic Shareholders accept the Offer, as those CryptoLogic Directors who hold an interest in CryptoLogic Shares have irrevocably undertaken to do (or procure to be done) as described in paragraph 7 below.

These irrevocable undertakings will remain binding in the event of a competing offer being made for CryptoLogic and will only cease to be binding in the event that the Offer Document is not published within 28 days of the Announcement or if the Offer lapses or is withdrawn.

Deloitte Corporate Finance has given and not withdrawn its consent to the publication of this Announcement with the inclusion of the recommendation and opinions provided by Deloitte Corporate Finance in the form and context in which they are included.

4.	Background to and Reasons for the Offer

Amaya's strategy is to expand its capabilities, through organic investment and, where necessary, acquisition, to create a compelling solution for its customers.

Amaya is familiar with CryptoLogic’s business and has monitored its progress over the past few years with interest. The Amaya Directors believe there is a strong strategic fit between Amaya and CryptoLogic and that CryptoLogic would be well placed to serve and expand its customer base as part of the Amaya Group. In particular, the Amaya Directors believe that:

•	CryptoLogic’s software and services offerings will provide an immediate complement to Amaya’s gaming entertainment solutions platform;
•	the acquisition will provide immediate access to CryptoLogic’s high quality European client base; and
•	there are potential meaningful cost synergies from combining two public company infrastructures into one, as well as leveraging best practices.

CryptoLogic’s international capabilities, existing customer relationships, together with the breadth and scale of Amaya's business, provide a strong platform to maximize the potential of CryptoLogic's business. The Amaya Directors believe that being part of the Amaya Group will enable CryptoLogic to better capitalise on opportunities in the market, while the Offer allows CryptoLogic Shareholders to realise a large cash premium to the share price prior to the Possible Offer Announcement.

5.	Background to and Reasons for Recommending the Offer

On 12 August 2010, CryptoLogic announced that David Gavagan, CryptoLogic’s Chairman, was to assume the role of interim Chief Executive Officer and that a further restructuring plan was being implemented to lower significantly the cost base of CryptoLogic. Since that time, the Board has focused on stabilising CryptoLogic’s operations through careful management of its cost base, delivering further efficiencies and improving revenue and operational performance.

On 25 March 2011, CryptoLogic announced that it had appointed Deloitte Corporate Finance as financial adviser to assist it with a strategic review of CryptoLogic, encompassing the full range of options from continuing as an independent entity through to the sale of part or all of the business.  As part of this strategic review, summary information was provided to a number of parties that expressed an interest in acquiring CryptoLogic or parts thereof. On 15 December 2011, Amaya announced a possible Offer for CryptoLogic at a value of US$2.50 per CryptoLogic Share which was subject to, amongst other things, completion of confirmatory due diligence, the unanimous recommendation by the CryptoLogic Board and confirmation by Amaya that it has sufficient funds to complete the Offer.

Amaya has now completed its due diligence, confirmed it has sufficient funds and agreed with the CryptoLogic Board the terms and conditions of the Offer to be made to CryptoLogic Shareholders at a revised price of US$2.535 per CryptoLogic Share.

The CryptoLogic Board considers that, as a result of the actions undertaken since August 2010, CryptoLogic is well-positioned to deliver growth. However, the CryptoLogic Board also recognises that the current economic and gaming industry outlook remains uncertain and equity markets continue to exhibit considerable volatility. In addition, following a lengthy strategic review process, assisted by Deloitte Corporate Finance, only four expressions of interest were received for CryptoLogic or parts thereof. It is against this background that the CryptoLogic Board has considered the Offer.

In forming a view on the terms of the Offer, the CryptoLogic Board has considered:

•	the expressions of interest received through the strategic review process;
•
the fact that the Offer provides CryptoLogic Shareholders with the opportunity to realise the whole of their investment in cash at a value, representing a premium of approximately 55 per cent. to the closing price of the CryptoLogic Shares on NASDAQ on 14 December 2011 being the last Business Day prior to the date of the Possible Offer Announcement, which they might not otherwise obtain in the short-to-medium term;

•	the current economic outlook, including the volatility of the equity markets and the share price performance of the CryptoLogic Shares;
•	the risks inherent in implementing and delivering CryptoLogic’s strategy;
•	the continued uncertainty in relation to the worldwide regulatory environment for companies such as CryptoLogic that operate in the gaming industry; and
•	the competitive threat from larger participants in the gaming sector.

On the basis of the factors outlined above, and the advice of Deloitte Corporate Finance, the CryptoLogic Board considers the terms of the Offer to be fair and reasonable and intends to unanimously recommend that CryptoLogic Shareholders accept the Offer.

6.	Directors, Management and Employees, Place of Business and Fixed Assets

The Amaya Board attaches great importance to the skills, experience and industry knowledge of the existing management and employees of CryptoLogic. The Amaya Board confirms that, upon the Offer becoming or being declared wholly unconditional, the existing contractual and statutory employment rights, including in relation to pensions, of all CryptoLogic employees will continue to be fully safeguarded.

The Amaya Board believes that synergies exist between Amaya and CryptoLogic which, once realised, should enable them to be more competitive through a combination of size, the combination of two public company infrastructures into one, and the opportunity to leverage best practices and economies of scale.

Following the Offer becoming wholly unconditional, Amaya will seek to integrate the respective businesses and derive any available cost synergies, where appropriate. This process of integration may (subject to any applicable consultation process) result in a reduction of aggregate headcount and locations when the businesses are combined. Amaya will seek to maintain an appropriately sized employee base in order to execute its growth plans whilst seeking to avoid unnecessary overlap with its existing activities. Amaya will execute the appropriate cost reduction and investment programmes, and may redeploy the fixed assets of CryptoLogic, in order to both grow and leverage synergies of the combined business.

7.	Irrevocable Undertakings

Amaya has received irrevocable undertakings to accept the Offer from certain CryptoLogic Shareholders outside the United States, in respect of a total of 1,954,421 CryptoLogic Shares, representing, in aggregate, approximately 14.14 per cent. of the issued share capital of CryptoLogic at the date of this Announcement.

Further details of these irrevocable undertakings are set out in paragraphs (A) and (B) below.

(A)        Directors' Irrevocable Undertakings

Each CryptoLogic Director who beneficially owns CryptoLogic Shares has irrevocably undertaken to accept (or procure acceptance of) the Offer in respect of his entire beneficial holdings, as set out below, representing, in aggregate, 11,000 CryptoLogic Shares and approximately 0.08 per cent. of the issued share capital of CryptoLogic at the date of this Announcement. The terms of these irrevocable undertakings will continue to be binding in the event that a higher competing offer is made for CryptoLogic and will only cease to be binding in the event that the Offer Document is not published within 28 days of the Announcement or if the Offer lapses or is withdrawn.

Director	Number of CryptoLogic Shares	Percentage of the issued share capital of CryptoLogic	Number of CryptoLogic Options

Thomas Byrne	8,000	0.06%	Nil
David Gavagan	3,000	0.02%	Nil

(B)         Other Undertakings

Undertakings have been received from certain CryptoLogic Shareholders (other than CryptoLogic Directors) to accept (or procure the acceptance of) the Offer in respect of their beneficial holdings of CryptoLogic Shares, as set out below, representing, in aggregate, 1,943,421 CryptoLogic Shares and approximately 14.0 per cent. of the issued share capital of CryptoLogic at the date of this Announcement. The terms of these irrevocable undertakings will continue to be binding in the event that a higher competing offer is made for CryptoLogic and will only cease to be binding if the Offer lapses or is withdrawn.

CryptoLogic Shareholder	Number of CryptoLogic Shares	Percentage of the issued share capital of CryptoLogic

Jemekk Capital Management Inc.	177,285	1.28
Birkenshaw & Company Ltd.	775,937	5.61
K2 & Associates Investment Management Inc.	990,199	7.16

In addition, K2 & Associates Investment Management Inc. has undertaken (on the same terms as in respect of its beneficial holding of CryptoLogic Shares) to accept (or procure the acceptance of) the Offer in respect of its beneficial holding of CryptoLogic Shares which will be issued upon the exchange of its holding of 10,600 Exchangeable Shares, representing, in aggregate, approximately 0.08 per cent. of the issued share capital of CryptoLogic at the date of this Announcement.

8.	Information on CryptoLogic

CryptoLogic was founded in 1995 and is a developer and supplier of internet gaming software. Through its subsidiary companies WagerLogic and Gaming Portals Limited, CryptoLogic provides software licensing for its Internet gaming software, e-cash systems, support, customer support and marketing support services and other services to third-party gaming operators and licensees.

CryptoLogic launched its first licensee, InterCasino, in 1996. Since that time, CryptoLogic has agreed deals with several other online casino and online poker rooms and as part of its commitment to safe and responsible gambling, it prohibits its licensees from taking any wagers from U.S. residents and restricts registration and game play from residents of prohibited jurisdictions generally.

In January 2012, CryptoLogic acquired, for nominal consideration, the Maltese online gaming licenses for InterCasino from OIGE, a long-standing customer of the Company's fully hosted online casino platform.

CryptoLogic listed on the Toronto Stock Exchange (CRY) in 1998 and on NASDAQ (CRYP) in 2000. In 2003, CryptoLogic Shares began trading on the London Stock Exchange (CRP).

In its audited results for the year ended 31 December 2010, CryptoLogic reported revenues of US$26.0 million (FY2009: US$39.8 million) and loss before minority interest of US$21.9 million (FY2009: loss US$38.5 million). As at 31 December 2010, CryptoLogic’s net assets were US$16.8 million (FY2009: US$36.8 million).

9.	Information on Amaya

Amaya is a publicly traded company incorporated in Quebec under the Business Corporations Act (Quebec) with number 1162017413 and its common shares are listed on the TSX Venture Exchange (AYA).

Amaya holds 971,629 CryptoLogic Shares which equates to approximately 7 per cent. of the issued share capital of CryptoLogic as at the date of this Announcement.

10.	Financing Arrangements for the Offer

The cash consideration payable by Amaya under the terms of the Offer will be funded through a combination of equity and debt financing.

Further to the Possible Offer Announcement, and as announced separately on 15 December 2011 and 10 January 2012, Amaya has secured access to equity financing for the Offer, through a private placement of special warrants in the amount of C$28,750,000, consisting of a bought deal offering of C$25,000,000 which closed on 18 January 2012 and the proceeds of which are being held in escrow subject to the satisfaction or waiver of all conditions to the Offer prior to 5.00 p.m. Toronto time on 30 April 2012 or, with the consent of Canaccord Genuity, 30 May 2012. The underwriters of the bought deal offering were also granted an over-allotment option of C$3,750,000 which Canaccord Genuity, on behalf of the underwriters, exercised on 31 January 2012 to acquire additional special warrants, the proceeds of which are also being held in escrow subject to the satisfaction or waiver of all conditions to the Offer prior to 5.00 p.m. Toronto time on 30 April 2012 or, with the consent of Canaccord Genuity, 30 May 2012.

Amaya has secured bridge financing from Diocles Capital Inc. (“Diocles”) in the amount of up to C$5,500,000, which bridge financing will be secured by a moveable hypothec over the assets of Amaya and bear interest at an annual rate of 12 per cent. from the time of its drawdown to its repayment date, expected within 30 days of its drawdown. Amaya’s available cash, the proceeds of the special warrants offering described above and the secured bridge financing from Diocles, provide sufficient funding for the Offer.

Full acceptance of the Offer would result in consideration of US$33,354,065 being payable to the CryptoLogic Shareholders (excluding Amaya) and CryptoLogic Option Holders.

11.	Cash Confirmation

Canaccord Genuity, financial adviser to Amaya, is satisfied that sufficient resources are available to Amaya to enable it to satisfy in full the cash consideration payable under the terms of the Offer.

12.	CryptoLogic Stock Option Scheme

The Offer will be made only for CryptoLogic Shares (excluding the Amaya Shares) and is not made for any options granted under the CryptoLogic Stock Option Scheme.

The Offer will extend to all CryptoLogic Shares unconditionally issued on the date of the Offer, together with any and all CryptoLogic Shares which are unconditionally issued pursuant to the exercise of CryptoLogic Options which are granted at or prior to the Record Date.

In accordance with Rule 15 of the Code, appropriate proposals will be made to CryptoLogic Option Holders in due course. Details of these proposals will be set out in the Offer Document.

13.	Exchangeable Shares

The Offer will be made only for CryptoLogic Shares (excluding the Amaya Shares) and is not made for any Exchangeable Shares

The Offer will extend to all CryptoLogic Shares unconditionally issued on the date of the Offer, together with any and all CryptoLogic Shares which are unconditionally issued pursuant to the exchange of Exchangeable Shares at or prior to the Record Date.

Amaya, CryptoLogic and CEC intend to make arrangements with Equity Financial Trust Company, the Canadian transfer agent of CryptoLogic and CEC, such that Exchangeable Shareholders wishing to participate in the Offer may provide: (i) a notice of conditional exchange (retraction) to CEC in respect of their Exchangeable Shares; and (ii) anticipatory instructions to tender, to the Offer, any CryptoLogic Shares issued upon such conditional exchange (retraction) of Exchangeable Shares. The conditional exchange (retraction) of Exchangeable Shares will be effective only upon the Offer becoming wholly unconditional. In the event that the Offer does not become wholly unconditional, any notice of conditional exchange (retraction) will be deemed null and void and Exchangeable Shares will be returned to the holder thereof. Notwithstanding the foregoing, Exchangeable Shareholders remain free to unconditionally exchange their Exchangeable Shares for CryptoLogic Shares at any time and tender such CryptoLogic Shares to the Offer.

Where the Offer is declared wholly unconditional and, subject to applicable law and regulation, Amaya anticipates that the CEC Board would require the mandatory exchange (redemption) of all outstanding Exchangeable Shares for CryptoLogic Shares pursuant to the provisions attaching to the Exchangeable Shares, which resulting CryptoLogic Shares could also be tendered to the Offer.

14.	Disclosure of Interests in CryptoLogic Shares

Save for a total of 971,629 CryptoLogic Shares held by Amaya which represents approximately 7 per cent. of the issued share capital of CryptoLogic as at the date of this Announcement, and save for the irrevocable undertakings referred to in paragraph 7 above, neither Amaya, nor (so far as Amaya is aware) any person acting, or deemed to be acting, in concert with Amaya for the purposes of the Offer has:

(i)	an interest in, or a right to subscribe for, CryptoLogic Shares or in any securities convertible or exchangeable into CryptoLogic Shares ("Relevant CryptoLogic Securities");
(ii)
any short position in Relevant CryptoLogic Securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery; or

(iii)	borrowed or lent any Relevant CryptoLogic Securities (except for any borrowed Shares which have been either on-lent or sold) or has any arrangement in relation to Relevant CryptoLogic Securities; or
(iv)	procured an irrevocable commitment or letter of intent to accept or vote in favour of the Offer in respect of the Relevant CryptoLogic Securities.

For these purposes, "arrangement" includes indemnity or option arrangements and any agreement or understanding, formal or informal, of whatever nature, relating to Relevant CryptoLogic Securities which may be an inducement to deal or refrain from dealing in such securities.

15.	Offer-Related Arrangements

The following contract is disclosed as an Offer-related arrangement for the purposes of Rule 21.2 of the Code:

(i)
pursuant to a non-disclosure agreement of 6 July 2011, Amaya has undertaken to keep confidential certain information provided by CryptoLogic to it and its advisers for the purposes of its evaluation and consideration of the proposed Offer and agreed certain restrictions in relation to solicitation of certain of CryptoLogic's key employees for a period of 12 months from the date of the agreement.

16.	Cancellation of Listings and Trading

Following the Offer becoming or being declared wholly unconditional and subject to any applicable requirements of the Listing Rules, the rules of the TSX and the rules of NASDAQ and the SEC, Amaya intends to procure that CryptoLogic applies to each of: (i) the UK Listing Authority to cancel the listing of the CryptoLogic Shares on the Official List; (ii) the London Stock Exchange to cancel trading of the CryptoLogic Shares on the Main Market; (iii) the TSX to delist the CryptoLogic Shares from the TSX; and (iv) the SEC for the delisting of the CryptoLogic Shares from NASDAQ. Subject to satisfaction of the applicable requirements of the Listing Rules, the rules of the TSX and the rules of NASDAQ and the SEC, Amaya will notify CryptoLogic Shareholders of the anticipated date of such cancellations in due course. In addition, if the number of CryptoLogic Shareholders falls below 300 holders of record on a worldwide basis or below 300 beneficial holders in the United States, Amaya intends to procure that CryptoLogic files a Form 15F with the SEC to request that its reporting obligations under the Exchange Act are terminated.

Such cancellations will significantly reduce the liquidity and marketability of any CryptoLogic Shares which have not been acquired by Amaya under the Offer and their value may be affected as a consequence.  Any remaining CryptoLogic Shareholders would become minority shareholders of a majority controlled unlisted company and may be unable to sell their CryptoLogic Shares and there can be no certainty that any dividends or other distributions would be made by CryptoLogic or that

CryptoLogic Shareholders would again be offered an opportunity of selling their shares on terms which are equivalent to or no less advantageous than those available under the Offer.

17.	Squeeze Out

Subject to receiving acceptances or otherwise acquiring or contracting to acquire 90 per cent. or more in value of all the CryptoLogic Shares to which the Offer relates and of the voting rights of those CryptoLogic Shares, Amaya intends to exercise its rights under the Companies Law (Guernsey) and/or CryptoLogic’s Memorandum and Articles to compulsorily acquire any remaining CryptoLogic Shares on the same terms as the Offer.

18.	Structure of the Offer and Anticipated Timetable

The Offer is an offer for cash on the basis described in paragraph 2 above.

The Offer is proposed to be implemented by way of takeover offer in accordance with the Code.

Amaya will dispatch the Offer Document, the Form of Acceptance and any other documents required by applicable law to CryptoLogic Shareholders, and, for information only, to Exchangeable Shareholders and CryptoLogic Option Holders as soon as practicable and, in any event, within 28 days of the date of this Announcement. In addition, Exchangeable Shareholders will receive additional information regarding the provision of notices of conditional exchange (retraction) and anticipatory instructions to tender.

19.	Documents on Display

Copies of the following documents will be made available on Amaya’s website at www.amayagaming.com/cryptologic and on CryptoLogic's website at http://offer.cryptologic.com, by no later than 12.00 noon London time (7.00 a.m. Toronto time) on 3 February 2012 until the end of the Offer Period:

•	this Announcement;
•	the irrevocable undertakings referred to in paragraph 7 above;
•	documents relating to the financing of the Offer referred to in paragraph 10 above; and
•	the offer-related arrangements referred to in paragraph 15 above.

20.	General

There are no agreements or arrangements to which Amaya is a party which relate to the circumstances in which it may or may not invoke or seek to invoke a condition to the Offer.

Neither Amaya nor any person acting in concert with Amaya has any arrangement of the kind referred to in Note 6 of Rule 8 of the Code.

Your attention is drawn to the further information contained in the Appendices which form part of this Announcement.

The conditions to the Offer and a summary of further terms in relation to the Offer set out in Appendix I to this Announcement form part of, and should be read in conjunction with, this Announcement.

Appendix II contains the sources and bases of certain information used in this summary and the following Announcement.

Appendix III to this Announcement contains definitions of certain terms used in this Announcement.

The Offer will be subject to the applicable requirements of the Code, the laws of Guernsey, Canadian securities laws, United States securities laws and the Listing Rules.

In accordance with Canadian securities laws the Offer will remain open for at least 35 days from the date of the Offer Document.

Enquiries

Amaya:

David Baazov, President and CEO	Tel: +1 514 744 3122
Daniel Sebag, CFO

Canaccord Genuity (Financial Adviser to Amaya):

Rory O’Sullivan / Kit Stephenson	Tel: +44 (0)207 050 6500
Neil Johnson	Tel: +1 416 869 7224

CryptoLogic:

David Gavagan, Chairman and Interim CEO	Tel: +353 (0)1 234 0400
Huw Spiers, Group CFO and Group Head of Operations

Deloitte Corporate Finance (Financial Adviser to CryptoLogic):

Jonathan Hinton	Tel: +44 (0)207 936 3000
David Smith

Luther Pendragon (PR adviser to CryptoLogic):

Neil Thapar	Tel: +44 (0)20 7618 9100
Alexis Gore

Important Notice

Canaccord Genuity, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for Amaya and no one else in connection with the Offer and other matters referred to in this Announcement and will not be responsible to any person other than Amaya for providing the protections afforded to clients of Canaccord Genuity nor for giving advice in relation to the Offer or any other matter or arrangement referred to in this Announcement.

Deloitte Corporate Finance is acting exclusively for CryptoLogic and no one else in connection with the Offer and other matters referred to in this Announcement and will not be responsible to any person other than CryptoLogic for providing the protections afforded to clients of Deloitte Corporate Finance nor for giving advice in relation to the Offer or any other matter or arrangement referred to in this Announcement. Deloitte Corporate Finance is a division of Deloitte LLP, which is authorised and regulated in the United Kingdom by the FSA in respect of regulated activities.

This Announcement, although required under the Code, is for information purposes only and is not intended to and does not constitute, or form any part of, an offer to sell or an invitation to subscribe for or purchase any securities or the solicitation of an offer to purchase or subscribe for any securities in any jurisdiction pursuant to the Offer or otherwise. The Offer will be made solely through the Offer Document, the Form of Acceptance and any other documents required by applicable law, which will contain the full terms and conditions of the Offer (including details on how to accept the Offer). Any response in relation to the Offer should be made only on the basis of the information contained in the Offer Document, the Form of Acceptance or any other document by which the Offer is made. CryptoLogic Shareholders are advised to read carefully the formal documentation in relation to the Offer once it has been despatched. This Announcement does not constitute a prospectus or prospectus equivalent document.

The statements contained in this Announcement are made as at the date of this Announcement, unless some other time is specified in relation to them, and publication of this Announcement shall not give rise to any implication that there has been no change in the facts set forth in this Announcement since such date. Nothing contained in this Announcement shall be deemed to be a forecast, projection or estimate of the future financial performance of Amaya or the Amaya Group or CryptoLogic or the CryptoLogic Group except where otherwise stated.

This Announcement has been prepared for the purpose of complying with the Code, the law of Guernsey, Canadian securities laws and United States securities laws and the information disclosed is not the same as would have been disclosed if this Announcement had been prepared in accordance with the laws outside such jurisdictions. Unless otherwise determined by Amaya or required by the Code and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation, by means of telephone, facsimile, telex, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facilities of a securities exchange of, any Restricted Jurisdiction, and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within any Restricted Jurisdiction. Accordingly, unless otherwise determined by Amaya or required by the Code and permitted by applicable law and regulation, copies of this Announcement and any other related document are not being, and must not be, directly or indirectly, mailed or otherwise distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions as doing so may make invalid any purported acceptance of the Offer by persons in any such jurisdiction.

The availability of the Offer to persons not resident in the United Kingdom, Guernsey, Canada or the United States may be affected by the laws of the relevant jurisdiction. Persons who are subject to the laws of any jurisdiction other than the United Kingdom, Guernsey, Canada or the United States should obtain professional advice and observe any applicable requirements.

Dealing Disclosure Requirements

Under Rule 8.3(a) of the Code, any person who is interested in one per cent. or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the Offer Period and, if later, following the announcement in which any paper offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm on the 10th Business Day following the commencement of the Offer Period and, if appropriate, by no later than 3.30 pm on the 10th Business Day following the announcement in which any paper offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in one per cent. or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the Offer Period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Overseas CryptoLogic Shareholders

Unless otherwise determined by Amaya or required by the Code, and permitted by applicable law and regulation, the Offer will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may accept the Offer by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this Announcement and all documents relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this Announcement and all documents relating to the Offer (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

The availability of the Offer to CryptoLogic Shareholders who are not resident in the United Kingdom, Guernsey, Canada or the United States may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom, Guernsey, Canada or the United States should inform themselves of, and observe, any applicable requirements.

Notice to US investors

The Offer is for the securities of a company organised under the laws of Guernsey and is subject to the procedure and disclosure requirements of the United Kingdom, Guernsey and Canada, which are different from those of the United States. The Offer is being made in the United States pursuant to Sections 14(d) and 14(e) of, and Regulations 14D and 14E under, the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), subject to the exemptions provided by Rule 14d-1(d) under the Exchange Act, and otherwise in accordance with the requirements of the Code. Accordingly, the Offer is subject to disclosure and other procedural requirements, including with respect to market purchases, withdrawal rights, the offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and laws.

This Announcement is for informational purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. This Announcement also does not constitute a Solicitation/ Recommendation Statement under the rules and regulations of the SEC. The Offer will be made solely by means of an Offer Document, the Form of Acceptance accompanying the Offer Document and any other documents required by applicable law, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, Amaya will file with the SEC a Tender Offer Statement on Schedule TO containing the Offer Document and other related documentation and CryptoLogic will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 on or about the date the Offer Document is mailed to CryptoLogic Shareholders.

Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by Amaya or CryptoLogic in connection with this Offer will be available on the SEC’s website at http://www.sec.gov from the date the Offer Document is mailed to CryptoLogic Shareholders. The Offer Document, Form of Acceptance accompanying the Offer Document and any other documents required by applicable law will be made available to all CryptoLogic Shareholders, Exchangeable Shareholders and CryptoLogic Option Holders at no charge to them. CryptoLogic Shareholders are advised to read the Offer Document and the accompanying Form of Acceptance when they receive them because they will contain important information. CryptoLogic Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.

To the extent permitted by applicable law, in accordance with, and to the extent permitted by, the Code and normal UK market practice and Rule 14e-5 under the Exchange Act, subject to the exemptions provided by Rule 14d-1(d) under the Exchange Act, Amaya or its nominees or brokers (acting as agents) or their respective affiliates may from time to time make certain purchases of, or arrangements to purchase, CryptoLogic Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about any such purchases will be publicly disclosed in accordance with applicable law in the United Kingdom and the United States.

Each US shareholder of CryptoLogic Shares is urged to consult with his independent professional adviser regarding any acceptance of the Offer.

No offer to acquire securities or to exchange securities for other securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of any country in which such offer may not be made other than (i) in accordance with the securities laws of such country, or (ii) pursuant to an available exemption from such requirements.

It may be difficult for US holders of CryptoLogic securities to enforce their rights under and any claim arising out of the US federal securities laws, since Amaya and CryptoLogic are located outside of the United States, and some or all of their officers and directors may be resident outside of the United States.  US holders of CryptoLogic securities may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws.  Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

Publication on Website and Availability of Hard Copies

A copy of this Announcement will be available free of charge, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on Amaya’s website at www.amayagaming.com/cryptologic and on CryptoLogic's website at http://offer.cryptologic.com by no later than 12.00 noon London time (7.00 a.m. Toronto time) on 3 February 2012. For the avoidance of doubt, neither the content of the websites referred to in this Announcement nor the content of any website accessible from hyperlinks on such websites is incorporated into or forms part of this Announcement.

You may request a hard copy of this Announcement (and any information incorporated by reference in this Announcement) by contacting Canaccord during business hours on +44 (0)207 050 6500 or by submitting a request in writing to Canaccord at Cardinal Place, 80 Victoria Street, 7th Floor, London, SW1E 5JL, United Kingdom. It is important for you to note that unless you make such a request, a hard copy of this Announcement and any such information incorporated by reference in it will not be sent to you. You may also request that all future documents, announcements and information to be sent to you in relation to the Offer should be in hard copy form.

APPENDIX I

CONDITIONS AND FURTHER TERMS OF THE OFFER

PART A: CONDITIONS TO THE OFFER

The Offer will be subject to the following conditions and (in respect of certificated CryptoLogic Shares) the terms set out in the Form of Acceptance and to the Listing Rules and the Code:

1.
valid acceptances being received (and not, where permitted, withdrawn) by no later than 1.00 p.m. London Time (8.00 a.m. Toronto time) on the first closing date of the Offer (or such later time(s) and/or date(s) as Amaya may, subject to the rules of the Code, Canadian securities laws and United States securities laws, determine) in respect of more than 50 per cent. in value of the issued share capital of CryptoLogic and more than 50 per cent. of the voting rights attached to the issued share capital of CryptoLogic normally exercisable at general meetings of CryptoLogic, including for this purpose, to the extent (if any) required by the Panel, any voting rights attaching to any CryptoLogic Shares which may be unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances (whether pursuant to the exercise of outstanding conversion, option or subscription rights or otherwise), and for this purpose:

(i)	CryptoLogic Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights which they will carry upon issue; and
(ii)
valid acceptances shall be deemed to have been received in respect of CryptoLogic Shares which (if Part 28 of the Companies Act applied to the Offer) would be treated for the purposes of Part 28 of the Companies Act as having been acquired or contracted to be acquired by Amaya by virtue of acceptances of the Offer;

2.
all material notifications, filings or applications which are necessary in connection with the Offer having been made and all necessary waiting periods (including any extensions thereof) in connection with the Offer under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all necessary statutory and regulatory obligations in any jurisdiction having been complied with in respect of the Offer and the acquisition or the proposed acquisition of any shares or other securities in, or control or management of, CryptoLogic or any other member of the Wider CryptoLogic Group by any member of the Wider Amaya Group in each case where the absence of such notification, filing or application would have a material adverse effect on the Wider Amaya Group or the Wider CryptoLogic Group, in each case taken as a whole, and all Authorisations necessary in respect of the Offer having been obtained on terms and in a form satisfactory to Amaya (acting reasonably) from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider CryptoLogic Group has entered into contractual arrangements and all such Authorisations necessary to carry on the business of any member of the Wider CryptoLogic Group in any jurisdiction (where such business is material in the context of the Wider CryptoLogic Group taken as a whole) remaining in full force and effect at the time at which the Offer becomes or has been declared wholly unconditional and no notice of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations having been made where, in each case, absence of such Authorisation would have a material adverse effect on the Wider CryptoLogic Group taken as a whole;

3.
no Antitrust Regulator or Third Party having taken, instituted, implemented or threatened any action, proceeding, suit, investigation, enquiry or reference (and in each case, not having withdrawn the same), or having required any action to be taken or otherwise having done anything, or having enacted, made or proposed any statute, regulation, decision, order or change to published practice (and in each case, not having withdrawn the same), in each case which would or might reasonably be expected to (in each case to an extent which is material in the context of the Wider CryptoLogic Group, or Wider Amaya Group, as the case may be, when taken as a whole):

(i)

require, prevent or delay the divestiture by any member of the Wider Amaya Group or by any member of the Wider CryptoLogic Group of all or any material part of its businesses, assets or property or impose any limitation on the ability of all or any of them to conduct their businesses (or any part thereof) or to own, control or manage any of their assets or properties (or any part thereof);

(ii)

save as required pursuant to the terms of the Offer, require any member of the Wider Amaya Group or the Wider CryptoLogic Group to acquire or offer to acquire any shares, other securities (or the equivalent) or interest in, or any asset of, any member of the Wider CryptoLogic Group, owned by any Third Party (other than in connection with the implementation of the Offer);

(iii)

impose any limitation on, or result in a delay in, the ability of any member of the Wider Amaya Group directly or indirectly to acquire, hold or to exercise effectively all or any rights of ownership in respect of shares or other securities in CryptoLogic or on the ability of any member of the Wider CryptoLogic Group or any member of the Wider Amaya Group directly or indirectly to hold or exercise effectively all or any rights of ownership in respect of shares or other securities (or the equivalent) in, or to exercise voting or management control over, any member of the Wider CryptoLogic Group;

(iv)	otherwise adversely affect in any material respect any or all of the business, assets or profits or prospects of any member of the Wider CryptoLogic Group;
(v)	result in any member of the Wider CryptoLogic Group or any member of the Wider Amaya Group ceasing to be able to carry on business under any name under which it presently carries on business;
(vi)

make the Offer, its implementation or the acquisition or proposed acquisition of a significant number of shares or other securities in, or control or management of, CryptoLogic by any member of the Wider Amaya Group void, unenforceable and/or illegal under the laws of any relevant jurisdiction, or otherwise, directly or indirectly materially prevent or prohibit, restrict, restrain or delay to a material extent or otherwise materially interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise materially challenge, impede, interfere with or require material amendment of the Offer or the acquisition or proposed acquisition of a significant number of shares or other securities in, or control or management of, CryptoLogic by any member of the Wider Amaya Group;

(vii)

require, prevent or delay a divestiture by any member of the Wider Amaya Group of any shares or other securities (or the equivalent) in any member of the Wider CryptoLogic Group or any member of the Wider Amaya Group; or

(viii)

impose any material limitation on the ability of any member of the Wider Amaya Group to integrate all or any part of its business with all or any part of the business of any other member of the Wider CryptoLogic Group or of any member of the Wider CryptoLogic Group to integrate all or any part of its business with all or any part of the business of any other member of the Wider Amaya Group, and all applicable waiting and other time periods (including any extensions thereof) during which any such Antitrust Regulator or Third Party could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or take any other step under the laws of any applicable jurisdiction in respect of the Offer or the acquisition or proposed acquisition of a significant number of CryptoLogic Shares or otherwise intervene having expired, lapsed or been terminated;

4.
except as Disclosed, there being no provision of any arrangement, agreement, lease, licence, franchise, permit or other instrument to which any member of the Wider CryptoLogic Group is a party or by or to which any such member or any of its assets is or may be bound or subject which, as a consequence of the Offer or the acquisition or the proposed acquisition by any member of the Wider Amaya Group of any shares or other securities (or the equivalent) in CryptoLogic or because of a change in the control or management of CryptoLogic would or might reasonably be expected to result in, in each case to an extent which is material in the context of the Wider CryptoLogic Group taken as a whole:

(i)

any monies borrowed by, or any other indebtedness, actual or contingent, of, or any grant available to, any member of the Wider CryptoLogic Group being or becoming repayable, or being capable of being declared repayable, immediately or prior to its or their stated maturity date or repayment date, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii)

the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider CryptoLogic Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

(iii)

any such arrangement, agreement, lease, licence, franchise, permit or other instrument being terminated or the rights, liabilities, obligations or interests of any member of the Wider CryptoLogic Group being adversely modified or adversely affected or any obligation or liability arising or any adverse action being taken or arising thereunder;

(iv)	any liability of any member of the Wider CryptoLogic Group to make any severance, termination, bonus or other payment to any of its directors, or other officers;
(v)

the rights, liabilities, obligations, interests or business of any member of the Wider CryptoLogic Group under any such arrangement, agreement, licence, permit, lease or instrument or the interests or business of any member of the Wider CryptoLogic

Group in or with any other person or body or firm or company being terminated (or a termination right arising in favour of a party other than any member of the Wider CryptoLogic Group), or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

(vi)	any member of the Wider CryptoLogic Group ceasing to be able to carry on business under any name under which it presently carries on business;
(vii)	the value of, or the financial or trading position or prospects of, any member of the Wider CryptoLogic Group being prejudiced or adversely affected; or
(viii)	the creation of any liability (actual or contingent) by any member of the Wider CryptoLogic Group other than trade creditors or other liabilities incurred in the ordinary course of business,

and no event having occurred which, under any provision of any arrangement, agreement, licence, permit, franchise, lease or other instrument to which any member of the Wider CryptoLogic Group is a party or by or to which any such member or any of its assets are bound, or subject, would or might reasonably be expected to result, in each case to an extent which is material in the context of the Wider CryptoLogic Group taken as a whole, in any of the events or circumstances as are referred to in Conditions 4 (i) to (vi);

5.	except as Disclosed, no member of the Wider CryptoLogic Group having since 31 December 2010:

(i)

issued or agreed to issue or authorised or announced its intention to authorise the issue, of additional shares of any class, or securities or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities or transferred or sold or agreed to transfer or sell or authorised the transfer or sale of CryptoLogic Shares out of treasury (except, in each case, where relevant, as between CryptoLogic and wholly-owned subsidiaries of CryptoLogic or between the wholly-owned subsidiaries of CryptoLogic and except for the issue or transfer out of treasury of CryptoLogic Shares in connection with an exchange of Exchangeable Shares or on the exercise of employee share options or vesting of employee share awards in the ordinary course under the CryptoLogic Stock Option Scheme);

(ii)

recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution (whether payable in cash or otherwise) other than dividends (or other distributions whether payable in cash or otherwise) lawfully paid or made by any wholly owned subsidiary of CryptoLogic to CryptoLogic or any of its wholly-owned subsidiaries;

(iii)

other than pursuant to the Offer (and except for transactions between CryptoLogic and its wholly-owned subsidiaries or between the wholly-owned subsidiaries of CryptoLogic and transactions in the ordinary course of business) implemented, effected or authorised, or announced its intention to implement, effect or authorise any merger, demerger, reconstruction, amalgamation, scheme, commitment or acquisition or disposal of assets or shares or loan capital in any undertaking or undertakings;

(iv)

except for transactions in the ordinary course of business or between members of the Wider CryptoLogic Group, disposed of, or transferred, mortgaged or created any security interest over any material asset or any right, title or interest in any material asset or authorised or announced any intention to do so;

(v)

issued, authorised or announced an intention to authorise, the issue of or made any change in or to the terms of any debentures or become subject to any contingent liability or incurred or increased any indebtedness (other than in the ordinary course of business) except as between CryptoLogic and any of its wholly-owned subsidiaries or between such subsidiaries, in each case which is material in the context of the Wider CryptoLogic Group taken as a whole;

(vi)

entered into or varied or authorised or announced its intention to enter into or vary any material contract, arrangement, agreement, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, unusual or onerous nature or magnitude or which is or which involves or is reasonably likely to involve an obligation of a nature or magnitude in each case which is material in the context of the Wider CryptoLogic Group taken as a whole;

(vii)

entered into or varied the terms of, or made any offer (which remains open for acceptance) to enter into or vary to a material extent the terms of any contract, service agreement, commitment or arrangement with any director or senior executive of any member of the Wider CryptoLogic Group in each case which is material in the context of the Wider CryptoLogic Group taken as a whole;

(viii)

proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any employee of the Wider CryptoLogic Group in each case which is material in the context of the Wider CryptoLogic Group taken as a whole;

(ix)

purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, except in respect of the matters mentioned in sub-paragraph (a) above, made any other change to any part of its share capital (other than pursuant to the implementation of the Offer) and except for transactions between members of the Wider CryptoLogic Group;

(x)

(other than in the ordinary course of business or in respect of claims between CryptoLogic and any wholly-owned subsidiaries of CryptoLogic) waived, compromised or settled any claim which is material in the context of the Wider CryptoLogic Group taken as a whole;

(xi)	made any alteration to its memorandum or articles of association, incorporation or other constitutional documents;
(xii)

except in relation to changes made or agreed as a result of, or arising from, changes to legislation, made or agreed or consented to any change in any material respect to the terms of the trust deeds and rules constituting the pension scheme(s) established for its directors, employees or their dependents or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made;
(xiii)

been unable, or admitted in writing that it is unable, to pay its debts or commenced negotiations with one or more of its creditors (other than in the ordinary course of business) with a view to rescheduling or restructuring any of its indebtedness, or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business, in each case which is material in the context of the Wider CryptoLogic Group taken as a whole;

(xiv)

taken or proposed any steps, corporate action or had any legal proceedings instituted or threatened in writing against it in relation to a moratorium of any indebtedness, désastre, its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of a receiver, administrator, manager, administrative receiver, trustee or similar officer of all or any material part of its assets or revenues, had a preliminary vesting order made over any of its assets, or any analogous or equivalent steps or proceedings in any jurisdiction or appointed any analogous person in any jurisdiction or had any such person appointed in each case which is material in the context of the Wider CryptoLogic Group taken as a whole;

(xv)	(except as between CryptoLogic and its wholly-owned subsidiaries) made, authorised, proposed or announced an intention to propose any change in its loan capital;
(xvi)

entered into, implemented or authorised the entry into, any joint venture, asset or profit sharing arrangement, partnership or merger of business or corporate entities otherwise than in the ordinary course of business; or

(xvii)

entered into any legally binding agreement, arrangement, commitment or contract or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced an intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition 5 but only such transactions, matters or events that are material in the context of the Wider CryptoLogic Group if so indicated;

6.	Except as Disclosed, since 31 December 2010:

(i)

no adverse change having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider CryptoLogic Group which is material in the context of the Wider CryptoLogic Group taken as a whole;

(ii)

no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened in writing, announced or instituted by or against or remaining outstanding against or in respect of, any member of the Wider CryptoLogic Group or to which any member of the Wider CryptoLogic Group is or may become a party (whether as claimant, defendant or otherwise), which might reasonably be expected to have a material adverse effect on the Wider CryptoLogic Group taken as a whole;

(iii)

no enquiry, review or investigation by, or complaint or reference to, any Third Party against or in respect of any member of the Wider CryptoLogic Group having been threatened in writing, announced or instituted or remaining outstanding by, against or in respect of any member of the Wider CryptoLogic Group, in each case which might reasonably be expected to have a material adverse effect on the Wider CryptoLogic Group taken as a whole;

(iv)

no contingent or other liability in respect of any member of the Wider CryptoLogic Group having arisen, or increased other than in the ordinary course of business which is reasonably likely to materially and adversely affect the Wider CryptoLogic Group taken as a whole; and

(v)

no steps having been taken and no omissions having been made which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider CryptoLogic Group which is necessary for the proper carrying on of its business in the manner carried on as at the date of this Announcement and the withdrawal, cancellation, termination or modification of which is reasonably likely to materially and adversely affect the Wider CryptoLogic Group taken as a whole;

7.	except as Disclosed, Amaya not having discovered:

(i)

that any financial, business or other information concerning the Wider CryptoLogic Group publicly announced prior to the date of this Announcement or disclosed at any time to any member of the Wider Amaya Group by or on behalf of any member of the Wider CryptoLogic Group prior to the date of this Announcement is misleading, contains a material misrepresentation of any fact, or omits to state a fact necessary to make that information not misleading, in each case to an extent which is material in the context of the Wider CryptoLogic Group taken as a whole;

(ii)

that any member of the Wider CryptoLogic Group is, otherwise than in the ordinary course of business, subject to any liability, contingent or otherwise and which is material in the context of the Wider CryptoLogic Group taken as a whole;

(iii)

that any past or present member of the Wider CryptoLogic Group has not complied in any material respect with all applicable legislation, regulations, notice or other requirements of any jurisdiction or any Authorisations relating to the use, treatment, storage, carriage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous substance or any substance likely to impair the environment (including property) or harm human health or otherwise relating to environmental matters or the health and safety of humans, which non-compliance would be likely to give rise to any material liability including any penalty for non-compliance (whether actual or contingent) on the part of any member of the Wider CryptoLogic Group, which in any case is material in the context of the Wider CryptoLogic Group as a whole;

(iv)

that there has been a material disposal, discharge, spillage, accumulation, release, leak, emission or the migration, production, supply, treatment, storage, transport or use of any waste or hazardous substance or any substance likely to impair the environment (including any property) or harm human health which (whether or not giving rise to non-compliance with any law or regulation), would be likely to give rise to any material liability (whether actual or contingent) on the part of any member of the Wider CryptoLogic Group (in any case to an extent which is material in the context of the Wider CryptoLogic Group taken as a whole); or

(v)

that there is or is reasonably likely to be any material obligation or liability (whether actual or contingent) or requirement to make good, remediate, repair, reinstate or clean up any property, asset or any controlled waters currently or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider CryptoLogic Group (or on its behalf) or in which any such member previously had or be deemed to have had an interest, under any environmental legislation, common law, regulation, notice, circular, Authorisation or order of any Third Party in any jurisdiction or to contribute to the cost thereof or associated therewith or indemnify any person in relation thereto, which in any case is material in the context of the Wider CryptoLogic Group as a whole.

PART B: CERTAIN FURTHER TERMS OF THE OFFER

Each of Conditions 1 to 7 (inclusive) shall be regarded as a separate condition and shall not be limited by reference to any other condition. To the extent permitted by, and subject to, applicable law, regulation or the requirements of the Panel, Amaya reserves the right to waive, in whole or in part, all or any of Conditions 1 to 7 (inclusive) above. Except with the consent of the Panel the Offer will lapse unless Conditions 1 to 7 (inclusive) of the Offer set out above are fulfilled or, if capable of waiver, waived or, where appropriate, have been determined by Amaya in its opinion to be or to remain satisfied by midnight on the date which is 21 days after the later of the first closing date of the Offer and the date on which Condition 1 is satisfied (or such later date as Amaya may, with the consent of the Panel, decide). Amaya shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled or satisfied any of the Conditions 1 to 7 (inclusive) by any date earlier than the latest date specified above for fulfilment or satisfaction of that condition notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled or satisfied and that there are at such earlier date no earlier circumstances indicating that any such conditions may not be capable of fulfilment or satisfaction.

The conditions are for the benefit of Amaya and no CryptoLogic Shareholder shall be entitled to waive any of the conditions without the prior written consent of Amaya.

If Amaya is required by the Panel to make an offer for CryptoLogic Shares not already owned by it under the provisions of Rule 9 of the Code, Amaya may make such alterations to the conditions as are necessary to comply with the provisions of that Rule.

The Offer will lapse (unless otherwise agreed by the Panel) if it, or any matter arising from or relating to it, is referred to the Competition Commission in the United Kingdom before 3.00 p.m on the first closing date of the Offer or on the date on which the Offer becomes or is declared unconditional as to acceptances, whichever is the later.

If the Offer lapses, it will cease to be capable of further acceptance and persons accepting the Offer and Amaya shall thereupon cease to be bound by acceptances delivered on or before the date on which the Offer so lapses.

Under Rule 13.5 of the Code, except in relation to any condition as to acceptances as set out in Condition 1 above, an offeror should not, without the Panel's consent, invoke any condition or pre-

condition of an offer so as to cause the offer not to proceed or to lapse, or be withdrawn, unless the circumstances which give rise to the right to invoke the condition or pre-condition are of material significance to the offeror in the context of that offer.

CryptoLogic Shares acquired under the Offer will be acquired on the basis that: (i) the disposing party has the right to dispose thereof; (ii) the disposing party will do all it reasonably can to give the title it purports to give; (iii) they are whole; (iv) they are fully paid; and (v) they are free from all liens, charges, equitable interests, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature and together with all rights now or hereafter attaching or accruing to them, including, without limitation, voting rights and the right to receive and retain in full all dividends and other distributions (if any), announced, declared, made or paid on or after the date of this Announcement. Accordingly, insofar as a dividend and/or a distribution and/or a return of capital is proposed, declared, made, paid or payable by CryptoLogic in respect of a CryptoLogic Share on or after the date of this Announcement, the price payable under the Offer in respect of a CryptoLogic Share will be reduced by the amount of the dividend and/or distribution and/or return of capital except insofar as the CryptoLogic Share is or will be transferred pursuant to the Offer on a basis which entitles Amaya alone to receive the dividend and/or distribution and/or return of capital and to retain it. To the extent that a reduction in the price payable pursuant to the Offer in respect of a CryptoLogic Share is to apply in respect of a dividend and/or distribution and/or return of capital but that reduction in price has not been effected, the person to whom the Offer Price is paid in respect of that CryptoLogic Share will be obliged to account to Amaya for the amount of such dividend or distribution or return of capital.

The availability of the Offer to persons not resident in the United Kingdom, Guernsey, Canada or the United States may be affected by the laws of the relevant jurisdictions.  Persons who are not resident in the United Kingdom, Guernsey, Canada or the United States should inform themselves about and observe any applicable requirements.  The Offer will not be made, directly or indirectly, in or into, any Restricted Jurisdiction.

The Offer will be subject to the applicable requirements of the laws of Guernsey, the Code, Canadian securities laws, United States securities laws and the Listing Rules. The Offer and any acceptances under the Offer and any dispute or claim arising out of or in connection with them or their subject matter, whether of a contractual or non-contractual nature, shall be governed by and construed in accordance with the law of Guernsey and subject to the jurisdiction of the courts of Guernsey.

Amaya reserves the right¸ with the consent of the Panel (where necessary), to elect to implement the Offer by way of a scheme of arrangement as an alternative to the takeover offer. Any such scheme of arrangement will be implemented on substantially the same terms, so far as applicable, as those which apply to the takeover offer, subject to appropriate amendments to reflect the change in method of effecting the Offer.

APPENDIX II

SOURCES OF INFORMATION AND BASES OF CALCULATION

Unless otherwise stated, the following constitute the bases and sources of information referred to in this Announcement:

1.
Financial information relating to CryptoLogic has been extracted or derived (without material adjustment) from the audited consolidated financial statements of CryptoLogic for the financial years ended 31 December 2010 and 31 December 2009.

2.
The fully diluted issued share capital of CryptoLogic (being 13,819,051 CryptoLogic Shares) is calculated on the basis of 12,977,440 CryptoLogic Shares and 841,611 Exchangeable Shares in issue on 1 February 2012, being the last practicable date prior to the publication of this Announcement, with a further maximum of 310,000 CryptoLogic Shares issuable pursuant to the exercise of CryptoLogic Options.

3.	Unless otherwise stated, all prices for CryptoLogic Shares have been extracted from NASDAQ and represent the closing price on the relevant date or dates.

APPENDIX III

DEFINITIONS OF TERMS USED

In this Announcement, the following words and expressions have the following meanings, unless the context requires otherwise:

"Amaya"	Amaya is a publicly traded company incorporated in Quebec under the Business Corporations Act (Quebec) with number 1162017413;
"Amaya Board" or "Amaya Directors"	the board of directors of Amaya;
“Amaya Group”	Amaya and its subsidiaries and subsidiary undertakings;
"Announcement"	this announcement of the Offer in accordance with Rule 2.7 of the Code;
"Antitrust Regulator"	any national anti-trust authority or merger control authority;
"Authorisations"	regulatory authorisations, orders, recognitions, grants, consents, clearances, confirmations, certificates, licences, permissions or approvals;
"Bloomberg Rate"	the average of the “best ask” and “best bid” US$ to £ or US$ to C$ cross rate, sourced from Bloomberg L.P., a financial software services, news and data company;
"Business Day"	a day, other than a Saturday, Sunday, public holiday or bank holiday, on which banks are generally open for normal business in the City of London and Guernsey;
"C$"	Canadian dollars, or the lawful currency of Canada from time to time;
"Canaccord Genuity"	Canaccord Genuity Limited, sole financial adviser to Amaya;
"Canada"	Canada, its provinces and territories;
“CEC”	CryptoLogic Exchange Corporation, a publicly traded company incorporated in and existing under the Business Corporations Act (Ontario), R.S.O. 1990, Chapter B.16;
“CEC Board”	the board of directors of CEC;
"Code"	the City Code on Takeovers and Mergers;
“Companies Act”	the United Kingdom Companies Act 2006 (as amended);
"Companies Law (Guernsey)"	The Companies (Guernsey) Law, 2008 (as amended);

"Conditions"	the conditions to the Offer which are set out in Appendix I to this Announcement and to be set out in the Offer Document;
"CryptoLogic"	CryptoLogic Limited, a company incorporated in Guernsey with registered number 46770;
"CryptoLogic Board"	the board of directors of CryptoLogic;
"CryptoLogic Directors"	the directors of CryptoLogic from time to time;
"CryptoLogic Group"	CryptoLogic and its subsidiaries and subsidiary undertakings;
"CryptoLogic Option Holders"	means the holders of options granted or awards made under the CryptoLogic Stock Option Scheme;
“CryptoLogic Options”	the options over CryptoLogic Shares granted pursuant to the CryptoLogic Stock Option Scheme, which are considered to be “in-the-money” at the Offer Price;
"CryptoLogic Shares"	(i) the existing unconditionally allotted or issued ordinary shares in the capital of CryptoLogic (other than any such shares that may be treasury shares while held by CryptoLogic); and
(ii)
any further such shares which are unconditionally allotted or issued (including pursuant to the exercise of outstanding Options and pursuant to the exchange of Exchangeable Shares) at or prior to the Record Date, and “Share” or “CryptoLogic Share” shall be construed accordingly;
"CryptoLogic Stock Option Scheme"	CryptoLogic Employee Stock Option Incentive Plan;
"CryptoLogic Shareholders"	the holders of CryptoLogic Shares;
“CryptoLogic’s Memorandum and Articles”	the memorandum of incorporation and the articles of incorporation of CryptoLogic;
“Data Room”
means the electronic data room set up and established by CryptoLogic containing the materials and information made available for inspection by Amaya and its advisers and to which Amaya and its advisers had access prior to the date of the Announcement, an index of which has been agreed by CryptoLogic and Amaya;

"Deloitte Corporate Finance"	a division of Deloitte LLP, whose registered office is 2 New Street Square, London, EC4A 3BZ, United Kingdom, sole financial adviser to CryptoLogic;

"Disclosed"	(i) as disclosed in CryptoLogic's annual reports and accounts for the period ended 31 December 2010;
(ii) as disclosed in CryptoLogic' interim report and accounts for the nine month period ended 30 September 2011;
(iii) as publicly announced by CryptoLogic (through a Regulatory Information Service, SEDAR or EDGAR) prior to the date of this Announcement; or
(iv) as disclosed in the Data Room or otherwise by or on behalf of CryptoLogic in writing (including by email) to Amaya or its advisers in response to enquiries;

in each case with sufficient details to enable Amaya to identify the nature and scope of the matter disclosed and to make an informed and accurate assessment of the matter concerned prior to the date of the Announcement;

“EDGAR”	the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov/edgar.shtml;
"Exchange Act"	the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
“Exchangeable Shares”	the existing unconditionally allotted and issued exchangeable shares in the capital of CEC;
“Exchangeable Shareholders”	the holders of Exchangeable Shares;
"FSA"	the Financial Services Authority of the United Kingdom;
"FSMA"	the United Kingdom Financial Services and Markets Act 2000 (as amended);
"Form of Acceptance"	the form of acceptance relating to the Offer which will be distributed with the Offer Document when issued;
"FY2009"	the financial year ended 31 December 2009;
"Guernsey"	the Island of Guernsey;
"Listing Rules"	the listing rules produced by the FSA pursuant to part VI of FSMA;
"London Stock Exchange"	London Stock Exchange plc;
"Main Market"	the London Stock Exchange’s main market for listed securities;
“NASDAQ”	the NASDAQ Global Select Market;

"Offer Document"	the document to be published containing the Offer and sent to CryptoLogic Shareholders following the date of this Announcement containing, inter alia, the terms and conditions of the Offer;
"Offer Period"	the period commencing on 25 March 2011 and ending in accordance with the rules of the Code;
"Offer Price"	US$2.535 per CryptoLogic Share;
"Official List"	the daily official list maintained by the UK Listing Authority pursuant to Part VI of FSMA;
"Panel"	the Panel on Takeovers and Mergers;
“Possible Offer Announcement”	the announcement published by CryptoLogic on 15 December 2011, pursuant to Rule 2.4 of the Code;
"Offer"
the cash offer to be made by Amaya to acquire all of the issued and to be issued CryptoLogic Shares not already owned by Amaya on the terms and conditions to be set out in this Announcement, the Offer Document and where the context permits any subsequent revision, variation, extension or renewal of any such documents;

"Record Date"	the close of business on the last Business Day on which the Offer is open for acceptances;
"Regulatory Information Service" or "RIS"	a service approved by the London Stock Exchange for the distribution to the public of announcements and included within the list maintained on the London Stock Exchange's website;
"Restricted Jurisdiction"	any jurisdiction where the relevant action would constitute a violation of the relevant laws and regulations of such jurisdiction;
“SEC”	US Securities and Exchange Commission;
“SEDAR”	the Canadian Securities Administrators’ system for Electronic Document Analysis and Retrieval at www.sedar.com;
"Special Voting Share"	the existing issued preferred share in the capital of CryptoLogic, constituted as the Special Voting Share;
"Substantial Interest"
in relation to an undertaking, a direct or indirect interest of 20 per cent. or more of the total voting rights conferred by the equity share capital (as defined in section 531(5) of the Companies Law (Guernsey)) of such undertaking;

"Third Party"
each of a central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental, administrative, fiscal or investigative body, court, trade agency, professional association, institution, or any other such body or person whatsoever in any jurisdiction;
“TSX”	Toronto Stock Exchange;
“UK Listing Authority” or “UKLA”	the FSA acting in its capacity as the competent authority for the purposes of admission to the Official List;
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland;
“United States” or ”US”	the United States of America, its territories and possessions, any State of the United States and the District of Columbia;
"US$"	United States dollars, or the lawful currency of the United States from time to time;
"Wider Amaya Group"	Amaya, its subsidiary undertakings, associated undertakings and any other undertakings in which that company and such undertakings (aggregating their interests) have a Substantial Interest;
"Wider CryptoLogic Group"	CryptoLogic, its subsidiary undertakings, associated undertakings and any other undertakings in which that company and such undertakings (aggregating their interests) have a Substantial Interest; and
“£”	pounds sterling, or the lawful currency of the United Kingdom from time to time.
In this Announcement, the expressions "subsidiary", "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act.

In this Announcement, the references to the singular includes the plural and vice versa, unless the context otherwise requires.